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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               BANCORPSOUTH, INC.
             (Exact Name of Registrant as Specified in its Charter)


               Mississippi                               64-0659571
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(State of Incorporation or Organization)                 (I.R.S. Employer
                                                         Identification No.)

  One Mississippi Plaza, Tupelo, Mississippi             38801
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 (Address of Principal Executive Offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                           Name of Each Exchange on Which
to be so Registered                           Each Class is to be Registered
-------------------                           ------------------------------

Common Stock Purchase Rights                  New York Stock Exchange
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                  If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box.[ ]

                  If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box.[ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                       N/A
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                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The Common Stock, par value $2.50 per share ("Common Stock"), of BancorpSouth, Inc. (the "Company") has heretofore been traded on the Nasdaq Stock Market National Market. A Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") was filed with the Securities and Exchange Commission on April 29, 1991. On May 5, 1997, the New York Stock Exchange ("NYSE") approved the listing of the Common Stock and associated Rights (as defined below) on the NYSE. Accordingly, this filing is to register the Rights under Section 12(b) of the Exchange Act.

                  On April 23, 1991, the shareholders of the Company adopted a Shareholder Rights Plan. The terms of the Rights Plan are set forth in a Rights Agreement (the "Rights Agreement"), dated as of April 24, 1991, between the Company and Bank of Mississippi, as Rights Agent. The securities being registered hereunder are the rights to purchase shares of the Common Stock issued under the terms of the Rights Plan to the shareholders of record on April 24, 1991, and will attach to shares of Common Stock issued by the Company during the term of the Rights Plan prior to the triggering of the rights. The following descriptions of the provisions of the Rights Plan are qualified in their entirety by reference to the Rights Agreement (including the exhibits thereto).

                  Distribution of Rights; Initial Exercise Price. On April 24, 1991, each shareholder of record at the close of business on April 24, 1991 (the "Record Date") received a dividend distribution of one Common Stock purchase right (a "Right") for each outstanding share of Common Stock. Each share of Common Stock issued by the Company, including shares distributed from treasury, after April 24, 1991 and prior to the Distribution Date (as defined below) will automatically have a Right attached to it. Each Right initially will entitle the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one share of Common Stock at a purchase price per share of $100, well above the market price of $22.00 on April 23, 1991, subject to adjustment (the "Purchase Price"). The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company.

                  Separation of Rights from Common Stock. Initially, the Rights will be incorporated in and represented by the certificates representing shares of outstanding Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and separate Rights certificates will be distributed upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons who are not affiliated with the Company or any subsidiary (such person or group being an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of Common Stock ("Stock Acquisition Date"), or (ii) the close of business on the tenth business day following the commencement of, or the announcement of an intent to commence, a tender or exchange offer that would result in a person or group becoming an Acquiring Person (such person or group upon the consummation of such offer becoming an "Acquiring Person") or (iii) the close of business on the tenth business day after a majority of the members of the Board of Directors who are not officers of



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the Company determine, after reasonable inquiry and investigation, including consultation with such persons as they deem appropriate, that a person has, alone or together with his affiliates or associates, become the beneficial owner of 10% or more of the outstanding shares of Common Stock or voting power of the Company and is an "Adverse Person", meaning (a) such beneficial ownership by the Adverse Person is intended to cause the Company to repurchase the Common Stock or voting power of the Company beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide the Adverse Person with short term financial gain under circumstances where these directors determine that the best long term interests of the Company and the shareholders would not be served by taking such action or entering into such transaction or series of transactions or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (including, but not limited to, impairment of the Company's relationships with customers, its ability to maintain its competitive position, its capital position, its ability to meet the convenience and needs of the communities it serves, or its business reputation or ability to deal with governmental agencies) to the detriment of the shareholders. The earlier to occur of such events is the "Distribution Date."

                  Exercisability of Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 24, 2001 (the "Final Expiration Date") unless earlier redeemed by the Company as described below.

                  Separated Rights Evidenced by Certificates. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date, including shares distributed from treasury, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Common Stock also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

                  Triggering Events for Decrease in Exercise Price; Nullification of Certain Rights. In the event that (i) a person or group (other than the Company, any of its subsidiaries, or any employee benefit plan of the Company) becomes an Acquiring Person, or (ii) the Board of Directors of the Company has determined the existence of an Adverse Person (either of such events being a "Triggering Event"), then, in each such case, each holder of a Right shall have the right to receive, upon exercise, a share of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) at an adjusted Purchase Price of 50% of the current market value of such share. Notwithstanding any of the foregoing, following the occurrence of one of the foregoing events, all Rights that are, or (under certain circumstances specified in the Right. Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person will be null and void.


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                  Optional Exchange of Rights. At any time after the occurrence of a Triggering Event, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share per Right (subject to adjustment).

                  Triggering Events For Purchase of Acquiror's Shares. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person or group effects a share exchange or merger with the Company and all or part of the Company's Common Stock is converted or exchanged for securities, cash, or property of any other person or group, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (any of such events also being a "Triggering Event"), then, in each such case, each holder of a Right shall have the right to receive, upon exercise, the number of shares of common stock of the Acquiring Person purchasable for the Purchase Price at a price of 50% of the current market value of such shares.

                  Anti-dilution Adjustments. The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event the Company shall (i) declare a dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, including any such reclassification in connection with a share exchange or merger in which the Company is the continuing or surviving corporation. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock. In lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock prior to the date of exercise.

                  Redemption of Rights. The Rights are redeemable at $.01 per Right (the "Redemption Price"), subject to adjustment, by a majority of the independent directors of the Board, payable, at the election of such majority of independent directors, in cash or shares of Common Stock, at any time prior to the close of business on the tenth day after a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Stock, or after a declaration by the Board of Directors of the existence of an Adverse Person (the "Right of Redemption"). Immediately upon any redemption of the Rights, the right to exercise the Rights will become a right to receive the Redemption Price. Unless earlier redeemed, the Rights will expire on the Final Expiration Date. Common Stock purchasable upon exercise of the Rights will not be redeemable.

                  No Shareholder Rights Until Exercise; Taxes. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, limitation, the right to vote or to receive dividends.

                  The distribution of the Rights should not be taxable to shareholders or to the Company for federal income tax purposes. In addition, if the Rights separate and become



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exercisable for shares of Common Stock, such event should not by itself be taxable to shareholders. It is possible, however, that under certain circumstances, the Internal Revenue Service would treat such event as a taxable dividend.

                  If a Right separates and becomes exercisable for shares of common stock of an acquiring company, a holder should recognize a taxable gain (which will be a capital gain if the Right was held as a capital asset) which generally should be equal to the fair market value of the Right at such time.

                  The cash received in the event of a redemption of the Rights prior to a Distribution Date should be taxable as a dividend to shareholders to the extent of the Company's available "earnings and profits." If the Rights are redeemed after a Distribution Date, such redemption, whether made in cash or by the delivery of Common Stock, may be taxable as ordinary income or as capital gain, but in any event, should not be dividend income.

                  Although the Company believes that the foregoing is an accurate summary of the federal income tax treatment of the Rights, there are no legal precedents precisely on point.

                  Amendment to Rights Agreement. Any of the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors at any time prior to the Distribution Date without the consent of the shareholders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights in order to (i) cure any ambiguity, defect, or inconsistency, (ii) make changes that are consistent with the objectives of the Board in adopting the Rights Plan (except that from and after such time as any person becomes an Acquiring Person or a declaration by the Board of Directors of the existence of an Adverse Person, no such amendment may adversely affect the interests of holders of Rights), or (iii) shorten or lengthen any time period under the Rights Agreement, although no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  Anti-takeover Effects. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Stock, or has been determined to be an Adverse Person, because until such time the Rights may be redeemed by the Company at the Redemption Price.





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ITEM 2.  EXHIBITS.

            1. Rights Agreement, dated April 24, 1991, between the Registrant and Bank of Mississippi, as Rights Agent.(1)
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            (1)Incorporated herein by reference to exhibits filed with the
            Registrant's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on April 29, 1991.




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                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          BANCORPSOUTH, INC.



Date:   May 13, 1997                      By: /s/ L. Nash Allen, Jr.
                                              -----------------------------
                                              L. Nash Allen, Jr.
                                              Treasurer and Chief Financial
                                              Officer



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